Exhibit 99.4

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nutrien Ltd.

We consent to the use of:

•

our report dated February 19, 2026 on the consolidated financial statements of Nutrien Ltd. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2025 and December 31, 2024, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 19, 2026 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-222384, 333-222385 and 333-226295) on Form S-8, and No. 333-278180 Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 27, 2026